UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Abitibi-Consolidated Inc.

___________________________________________

(Name of Issuer)

Common Stock, no par value

___________________________________________

(Title of Class and Securities)

003924107

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(CUSIP Number of Class of Securities)

Third Avenue Management LLC

Attn: W. James Hall

622 Third Avenue, 32nd Floor

New York, NY 10017

(212) 888-2290

___________________________________________________________

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

July 16, 2007

_________________________________________

(Date of Event which Requires

Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 003924107	13D
(1) NAMES OF REPORTING PERSONS: Third Avenue Management LLC	I.R.S. IDENTIFICATION NOS.: 01-0690900
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
(3) SEC USE ONLY:
(4) SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
49,654,028 shares
(8) SHARED VOTING POWER
0 shares
(9) SOLE DISPOSITIVE POWER
54,756,503 shares
(10) SHARED DISPOSITIVE POWER
0 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 54,756,503 shares
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 12.44%
(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IA

Note: All shares identified above are shares of the Issuer's common shares, and the percentage in Row 13 above relates to such common shares.

This Amendment No. 1 amends and supplements the Schedule 13D filed on July 13, 2007 (the "Original Schedule 13D") by Third Avenue Management LLC ("TAM") relating to the common shares (the "Common Shares") of Abitibi-Consolidated Inc., a Canadian corporation (the "Issuer").

Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Original Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect.

Item 4.	Purpose of Transaction

The information set forth in Item 4 of the Original Schedule 13D is hereby amended and supplemented by inserting the following text immediately after the second paragraph of Item 4 of the Original Schedule 13D:

On July 16, 2007, TAM issued a press release setting forth, among other matters, certain reasons why TAM intends to vote its Common Shares against the Combination. A copy of the press release is attached hereto as Exhibit 1 and incorporated by reference herein.

Item 7.	Material to be Filed as an Exhibit

Item 7 of the Original Schedule 13D is hereby amended and supplemented by the filing of the following exhibits herewith:

Exhibit No.	Description
1	Press Release of Third Avenue Management LLC, dated July 16, 2007.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 17, 2007

THIRD AVENUE MANAGEMENT LLC

By:	/s/ W. James Hall
Name: W. James Hall
Title: General Counsel